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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                              For August 1, 2000



                           Trend Micro Incorporated
                (Translation of Registrant's Name into English)



                          Odakyu Southern Tower, 10F
                              2-1, Yoyogi 2-chome
                       Shibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F      X      Form 40-F ____
                                ---------



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ____  No      X
                                            ---------



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                -------

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                           Trend Micro Incorporated
                                   Form 6-K

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Item 1.  Revision of Forecasts for Fiscal Year Ending December 31, 2000      3

Signatures                                                                   4

Exhibit 1.  Trend Micro Interim Report filed with Kanto Finance Bureau       6

Exhibit 2.  Press Release regarding Revision of Forecasts                   11

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Item 1.  Revision of Forecasts for Fiscal Year Ending December 31, 2000

     On May 31, 2000, Trend Micro Incorporated, our U.S. subsidiary ("Trend U.S."), and Network Associates, Inc. ("Network Associates") entered into a settlement agreement and cross-license agreement pursuant to which two lawsuits that were outstanding between the parties were dismissed. In connection with the settlement payment received by Trend U.S. pursuant to such settlement agreement and cross-license agreement, on July 13, 2000, we filed an Interim Report with the Kanto Finance Bureau and issued a press release regarding our revision of forecasts for Trend Micro's fiscal year ending December 31, 2000. Attached hereto as Exhibit 1 is an English translation of the Interim Report filed with the Kanto Finance Bureau, and attached hereto as Exhibit 2 is an English translation of the press release issued in Japan.

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TREND MICRO INCORPORATED



                                   By: /s/ Chang Ming-Jang
                                       -----------------------------------------
                                       Name:  Chang Ming-Jang
                                       Title: Representative Director;
                                              President, Chief Executive Officer
                                              and Chairman of the Board
                                              (Principal Executive Officer)

Date:  August 1, 2000

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                                 EXHIBIT INDEX
                                                                            Page
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Exhibit 1   Trend Micro Interim Report filed with Kanto Finance Bureau      6

Exhibit 2   Press Release regarding Revision of Forecasts                   11

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